SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Fuling Global Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2017 annual shareholder meeting. At the 2017 annual shareholder meeting of the Company held on December 3, 2017, a quorum was present and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on October 27, 2017. The final results for the votes regarding each proposal are set forth below.

1. Shareholders elected the following five directors to the Company’s Board of Directors to hold office for a one-year term until the annual meeting of shareholders for the fiscal year ended December 31, 2017 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Guilan Jiang	6,704,543	0	0
Sujuan Zhu	6,704,543	0	0
Jian Cao	6,704,543	0	0
Hong (Simon) He	6,704,543	0	0
Donald T. Cunningham, Jr.	6,704,543	0	0

2. Shareholders ratified the selection of Friedman LLP as independent registered public accounting firm for the fiscal year ending December 31, 2017. The votes regarding this proposal were as follows:

For	Against	Abstained
8,692,516	3,418	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: December 6, 2017	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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